Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Post-Effective Amendment No. 1 to the Registration Statements (Form S-8 Nos. 33-82928 and 33-84394) pertaining to the merger of the Profit Sharing and Retirement Plan of Eagle Materials Inc. with and into the Eagle Materials Inc. Hourly Profit Sharing Plan and renamed the Eagle Materials Inc. Retirement Plan of our reports dated May 23, 2018, with respect to the consolidated financial statements of Eagle Materials Inc. and the effectiveness of internal control over financial reporting of Eagle Materials Inc. included in its Annual Report (Form 10-K) for the year ended March 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

January 29, 2019